December 1, 2006	REED W. TOPHAM Direct (801) 578-6918 rwtopham@stoel.com

VIA EDGAR TRANSMISSION,

FACSIMILE TRANSMISSION AND

EXPRESS COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Daniel Lee

Re:	Exopack Holding Corp.
Registration Statement on Form S-4 filed August 11, 2006
File No. 333-136559

Ladies and Gentlemen:

On behalf of Exopack Holding Corp., we submit this correspondence in connection with Amendment No. 2 to the Registration Statement on Form S-4 referenced above (the “Amendment”), which is being filed via EDGAR on or about the date hereof. In response to our filing of Amendment No. 1 to the Registration Statement, we received a comment from the S.E.C. staff by telephone. In response to this comment we have deleted certain language from the Letter of Transmittal (attached to the Registration Statement as Exhibit 99.1), which implied that the noteholders have reviewed the prospectus and which the S.E.C. staff considered as an inappropriate disclaimer or waiver of rights. For your reference, we have provided clean and marked copies of the Amendment with the copies of this letter delivered by express courier.

We have also re-filed copies of Exhibits 5.1 and 5.2 to correct a typographical error in the EDGAR version of the prior filing.

Very truly yours,

Reed W. Topham, Esq.

Enclosures

cc:	David Rawden, Chief Financial Officer, Exopack Holding Corp.
Ronald G. Moffitt, Esq., Stoel Rives LLP